Exhibit 99.5

Corporate Communications

ADVERTISEMENT. This announcement is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) relating to the intention of Iveco Group N.V. (“Iveco Group”) to proceed with the Admission (as defined below). This announcement does not constitute or form part of a prospectus within the meaning of the Prospectus Regulation and has not been reviewed nor approved by any regulatory or supervisory authority in any jurisdiction, including any member state of the European Economic Area (each, an “EEA Member”), the United Kingdom and the United States. This announcement is for information purposes only and is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, Iveco Group, CNH Industrial N.V. (“CNH Industrial”), any of their advisors or any representative of Iveco Group or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States. The approval of the Prospectus (as defined below) by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) should not be understood as an endorsement of the quality of the Shares (as defined below) and Iveco Group. Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities.

Approval of the prospectus relating to the listing of Iveco Group common shares – EGM of CNH Industrial convened to approve the demerger of Iveco Group

London, November 11, 2021

CNH Industrial N.V. (NYSE/Euronext Milan: CNHI) (“CNH Industrial”) announces today that Iveco Group N.V. (“Iveco Group”) publishes the prospectus (the “Iveco Group Prospectus”) in connection with the intended admission to trading and listing of the common shares in the share capital of Iveco Group (“Common Shares”) on the regulated market of Euronext Milan (“Admission”) in the context of the intended separation of the commercial and specialty vehicles business, the powertrain business, and the dedicated financial services business from CNH Industrial to Iveco Group by way of a Dutch law statutory demerger (afsplitsing) (the “Demerger”). Listing of and first trading on an ‘as-if-and-when-delivered’ basis in the Common Shares on Euronext Milan under symbol IVG is currently expected to commence on January 3, 2022.

The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) has approved the Iveco Group Prospectus. The Iveco Group Prospectus is available on the website of Iveco Group (http://www.ivecogroup.com/investor_relations/).

As a result of the Demerger, each holder of CNH Industrial common shares (and special voting shares as the case may be) will receive one Iveco Group share for every five CNH Industrial common shares (or special voting share as the case may be) held. Further details on the mechanics of this allotment ratio are available in the Prospectus.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Upon consummation of the Demerger, CNH Industrial and Iveco Group will become two fully independent listed companies.

Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities.

In connection with the Demerger, CNH Industrial is convening an Extraordinary General Meeting of its shareholders (“EGM”) on Thursday, December 23, 2021, to approve the Demerger and to appoint two new non-executive directors, Ms. Catia Bastioli and Ms. Åsa Tamsons. At the EGM, Mr. Tufan Erginbilgic and Mr. Lorenzo Simonelli will voluntarily resign from office.

The agenda and the draft resolutions with explanatory notes that will be submitted to the vote of the shareholders of CNH Industrial, as well as the terms of participation in the EGM, are available on the CNH Industrial website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

DISCLAIMER

This announcement does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”), and shares in Iveco Group N.V. will be allotted in circumstances that do not constitute “an offer to the public” within the meaning of the Prospectus Regulation. This announcement is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute an announcement of this nature.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”). With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except pursuant to a prospectus approved by the relevant market authorities in that member State or in accordance with the exemptions set forth in Article 3(2) of the Prospectus Regulation, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State. This announcement is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, Iveco Group, CNH Industrial, any of its advisors or any representative of Iveco Group or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States.

The securities referred to herein may not be offered or sold in the United States of America absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended. Iveco Group and CNH Industrial do not intend to register all or any portion of the offering of the securities in the United States of America or to conduct a public offering of the securities in the United States of America.

This announcement does not constitute an offer of securities to the public in the United Kingdom. This announcement is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this announcement relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

This announcement may include statements, including with respect to CNH Industrial’s and Iveco Group’s financial condition, results of operations, business, strategy, plans and outlook, including the impact of certain transactions Not for release, publication or distribution in whole or in part, directly or indirectly, in or into any jurisdiction in violation of the relevant laws of such jurisdiction, and the payment of dividends and distributions, as well as share repurchases. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “targets”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements are made as of the date of this announcement. Although CNH Industrial and Iveco Group believe that such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Such forward-looking statements are included for illustrative purposes only. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial and Iveco Group’s control. CNH Industrial and Iveco Group expressly disclaim any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser. Information in this announcement or any of the documents relating to the Admission and the Demerger cannot be relied upon as a guide to future performance.

Iveco Group may decide not to go ahead with the Admission and CNH Industrial may decide not to go ahead with the Demerger and there is therefore no guarantee that the Admission and the Demerger will occur. You should not base your financial decision on this announcement. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

E-mail: mediarelations@cnhind.com

Laura Overall, Tel: +44 207 7660 386

Rebecca Fabian, Tel: +1 312 515 2249

Investor contacts

E-mail: investor.relations@cnhind.com

Federico Donati, Tel: +44 207 7660 386

Noah Weiss, Tel: +1 630 887 3745

www.cnhindustrial.com